Exhibit 99.3

[UNOFFICIAL ENGLISH TRANSLATION]

CONFIDENTIAL

October 28, 2016

Mr. Pasquale di Lillo, CPA, CA

Vice President, Chief Financial and Administrative Officer

Birks Group Inc.

1240 Square-Phillips

Montreal (Quebec) H3B 3H4

RE : Amendment 70903

Files D136156 and D139734

Company E021661

Sir,

We make reference to:

•	the loan offer of five million dollars ($5,000,000) issued by Investissement Québec (“IQ”) on August 30, 2013 and accepted on September 12, 2013 by Birks Group Inc. (the “Company”), as subsequently amended, as the case may be (“Offer D136156”);

•	the loan offer of two million dollars ($2,000,000) issued by IQ on July 24, 2014 and accepted on July 25, 2014 by the Company, as subsequently amended, as the case may be (“Offer D139734”);

(collectively the “Offers”).

We wish to inform you that IQ agrees to remove the Company’s requirement to maintain a maximum long-term debt to adjusted net equity ratio of two point five zero (2.50), and IQ hereby modifies the Offers as follows:

Subparagraph 5.1.2 in Article 5 (“Specific Commitments of Company”) of each one of the Offers is deleted.

It is agreed that all other terms and conditions of the Offers remain unchanged.

Trusting all is in order, please indicate your acceptance of the terms of this letter by returning a signed copy to us before November 28, 2016.

413, rue St-Jacques, bureau 500, Montreal (Québec) H2Y 1N9 CANADA

514 873-4375    1 866-870-0437 Fax : 514 873-1212

www.investquebec.com

Company Number: E021661
Control Number: 70903	Page 2 of 2

Best regards,

/s/ Marc Di Maria	/s/ Alejandro Morales

Marc Di Maria	Alejandro Morales
Portfolio Manager	Special Loans Manager
Special Loans Management

MDM/cp

ACCEPTANCE OF THE COMPANY

After having read the amendments appearing herein, we accept them.

BIRKS GROUP INC.

By:	/s/ Pasquale Di Lillo	Date : November 22, 2016
Signature

Pasquale Di Lillo
Name of the signatory in print